Exhibit 99.1

Farmmi to Develop Agricultural Supply Chain; Aims to Become a Comprehensive Agricultural Industry Service Provider

LISHUI, China, May 21, 2021 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced the establishment of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. Leveraging more than two decades of experience in China’s agriculture industry, Farmmi plans to build on its core business of high quality agricultural products to grow into a comprehensive service provider for the agricultural industry chain.

Ms. Yefang Zhang, Farmmi’s Chairwoman and CEO, said, “As China’s economy has grown, the country’s agriculture industry has also continued to improve. Nevertheless, the industry still faces legacy inefficiencies such as transportation delays that lead to food waste, lagging information about customer needs that result in poor demand predictions and small profit margins in an industry that continues to rely heavily on labor.”

The Company plans to invest in companies with storage facilities which could extend the Company’s logistics network. At present, the penetration rate of the digital economy in agriculture in China is estimated to be only 8%, compared with 36% for industries in China as a whole. The number of rural internet users exceeded 300 million, while number of agricultural products sold via internet or supply chain is still small. Compared with other industries, the digitization of agriculture in China still lags behind.

Agricultural products require an extensive supply chain, including storage and cold chain facilities, due to the freshness and quality control required, which presents both challenges and opportunities for the agricultural supply chain. On the other hand, recent years have witnessed the rapid expansion of agriculture e-commerce. Community group buying, which allows a group of residents within the same housing area to buy together in bulk, has gradually gained popularity. With the expansion of supermarkets, fresh stores, agriculture e-commerce and O2O (online to offline) platforms, the integration of online and offline retail channels presents an irreversible trend. Therefore, the Company plans to expand its presence in smaller local and larger regional storage facilities, as part of its strategy to become a comprehensive service provider for the agricultural supply chain.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi and other agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale

New York Office Phone: +1-914-337-8801

FAMI@Globalirpartners.com